SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM 1431-1
SEC (CUSIP) 20441B407 – Preferred “B” Shares
SEC (CUSIP) 20441B308 – Common Shares
LATIBEX 29922 – Preferred “B” Shares

EXTRAORDINARY SHAREHOLDERS MEETING
CALL NOTICE

The Shareholders of Companhia Paranaense de Energia – COPEL, are hereby convened to meet at the Extraordinary Shareholders’ Meeting to be held at the Company’s head offices at Rua Coronel Dulcídio 800, in the city of Curitiba, at 2 p.m. on April 2, 2008, to discuss the following agenda:
1. Approval of the newspapers to be used for the Company’s publications that are required by Federal Law 6,404/76 and CVM Instruction 207/1994, as decided at the 52nd Annual Shareholders’ Meeting held on April 27, 2007, and in accordance with the results of the competitive bidding process, the winners of which were: a) Lot 1 (Curitiba) – O Estado do Paraná S.A.; and b) Lot 2 (São Paulo) – Pirâmide Publicações Ltda., the representative of the Diário de São Paulo newspaper.
Notes:
a) The documents relevant to the issues to be discussed at the Meeting are available at the Company’s headquarters; and
b) The powers of attorney for the Annual Shareholder’s Meeting should be submitted to Copel’s head offices at the Financial and IR Office, Shareholders’ Department, located at Rua Coronel Dulcídio, 800, 2° andar, Curitiba, at least 48 hours before the Meeting.

Curitiba, March 13, 2008.
João Bonifácio Cabral Júnior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.